Exhibit 99.1

TSX: JE
 NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Announce Third Quarter Fiscal 2016 Results

TORONTO, ONTARIO - - January 28, 2016 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, announced today that it will release operating results for third quarter fiscal 2016 on February 10, 2016. The Company will host a conference call and live webcast to review the third quarter results beginning at 10:00 a.m. eastern standard time on February 11, 2016 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.
Just Energy Conference Call and Webcast
•	Thursday, February 11, 2016
•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-866-229-4144 and entering pass code 5662147 #. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=1124031&s=1&k=B24380A2C72F15BCDB9F6DA99EFD1B61

An audio tape rebroadcast will be available starting at 12:30 p.m. EST February 11, 2016 until February 18, 2016 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 5662147#.

About Just Energy Group Inc.
Established in 1997, Just Energy (TSX:JE; NYSE:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com